Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

The following email from Bob Kelly was distributed to Mellon Financial Corporation’s employees on December 20, 2006.

Bob Kelly e-mail to Mellon Employees

From: Bob Kelly

Subject: To All Employees: Merger Update

It’s been more than two weeks since our historic announcement to join forces with The Bank of New York to create a new global market leader. We effectively executed our plan to reach all our key stakeholders beginning on announcement day, and I’ve logged a lot of miles and meetings since then, talking to important constituents of all types.

Overall, reaction has been very positive from all groups, including our employees, clients, major investors, and government and community leaders. I’ve held employee meetings in Pittsburgh, Boston, San Francisco and London, which were attended by both Mellon and Bank of New York employees.

Leaders from the two companies are firm in our belief that Mellon and The Bank of New York will grow faster as one company than either could alone. In today’s environment, scale matters - from a market penetration, distribution and product/service perspective, as well as expenses, where we will be able to spread our growth investments over a larger base.

Culturally, the merger of our two teams is a strong fit, as we share very similar values of integrity and teamwork. We will work together in the combined company to continue to be No. 1 in client service. We will focus on creating new opportunities for personal and professional growth, develop thoughtful compensation plans to support performance, and maintain clear and consistent internal and external financial reporting.

The Integration Team, led by Steve Elliott and The Bank of New York’s Don Monks, has already met twice and is focused on identifying the integration infrastructure, team members and milestones so that our new company can hit the ground running when the merger closes. The team is focused on “doing it right” through a thoughtful, deliberate and paced integration by losing no customers and providing the best client service.

OneWeb, Mellon’s intranet, houses the most comprehensive source of merger information for employees, including frequently asked questions, rules of the road, senior management positions, press releases, fact sheets, archived messages and - beginning in January - integration updates. Click <<http://intra.mellon.com/news/merger/index.html>> for the latest merger news. And, as always, please submit questions to me about the merger, or any other topic, by sending an e-mail to Ask Bob.

Equally important to our integration success is our commitment to clients that it’s business as usual. While a core group will be dedicated to closing the transaction and planning for the integration of our companies, the rest of us will continue to do what we do best … win business, launch new products and services, delight our customers and celebrate our successes.

We’re nearing the end of an outstanding year, and I look forward to a new year that holds even greater opportunities. I’ll be in touch again soon.

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.